ZEISS CARL ZEISS MEDITEC

RECEIVED

2007 AUG 30 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

**Washington, D. C. 20549**
**United States**

07026338

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/Mtr

Date: 2007-08-16

**File No. 82-34817**

**SUPPL**

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

| Type of document | Date of release |
|---|---|
| Press Release | 2007-08-14 |
| 9 Month Report | 2007-08-14 |

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Pfeil
Assistant Investor Relations

PROCESSED
SEP 06 2007
THOMSON
FINANCIAL

# Carl Zeiss Meditec achieves significant increase of sales and earnings in the first nine months of 2006/2007

**Further improvement in sales and earnings, despite numerous investments – Increase in revenue by 45.6% – EBIT has climbed by 39.0% to EUR 48.7 million – Market launch of key products draws nearer**

**Jena, 14 August 2007** – Carl Zeiss Meditec AG (ISIN DE0005313704), listed on the German Stock Exchange's TecDax, posted sales revenues of EUR 417.6 million (previous year: EUR 286.7 million) in the first nine months of financial year 2006/2007 (1 October 2006 – 30 June 2007). In addition to organic growth, this revenue increase by 45.6% compared to the previous year, is also attributable to the first-time consolidation of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec as of 1 November 2006. The gross margin increased by 4.3 percentage points to 51.9%. Despite the high investments, which primarily related to the areas of sales, marketing and development, earnings before interest, taxes, depreciation and amortisation (EBITDA) rose from EUR 43.0 million in the prior year to EUR 57.7 million. At EUR 48.7 million, EBIT during the reporting period was 39.0% higher than the previous year (EUR 35.1 million). Consolidated net income after minority interest increased to EUR 31.0 (prior year EUR 19.2) million. Earnings per share after minority interest totalled EUR 0.41, down from EUR 0.59 the previous year, due to the higher number of shares following the capital increase of October 2006.

"In the last few months we have shown yet again that profitable growth and sustained investment activity can be combined with great success," said Ulrich Krauss, CEO and President of Carl Zeiss Meditec. "Despite of numerous innovation projects and the systematic increase of our sales force, EBIT and consolidated net income increased significantly," continued Krauss.

Carl Zeiss Meditec generated a little over half (54.7%, previous year: 63.8%) of its consolidated revenue with diagnostic systems for

Press Release

ophthalmology. Consolidated revenue in this segment increased by 25.0% from EUR 228.7 million (previous year: EUR 182.9 million) on the last year. Sales of lasers and intraocular lenses fell slightly to EUR 73.5 million (previous year: EUR 76.3 million), as the announced streamlining of the intraocular lenses product portfolio was not fully compensated by the higher sales in the laser segment. The share of consolidated revenue totalled 17.6% (previous year 26.6%). Consolidated revenue for Neuro/ENT surgery increased from EUR 8.8 million the previous year to EUR 80.0 million. This development was mainly due to the incorporation of Carl Zeiss Surgical in the Carl Zeiss Meditec figures. The share of total consolidated revenue increased to 19.2% (previous year 3.1%). The remaining 8.5% (previous year: 6.5%) of the consolidated revenue was accounted for by the Service segment which posted EUR 35.5 million (previous year: EUR 18.7 million) in the period under review.

The region with the greatest volume of sales remains the Americas. In the first nine months of 2006/2007, Carl Zeiss Meditec generated around half of its consolidated revenue in this region (42.3%, previous year 44.3%). Consolidated revenue in this region totalled EUR 176.5 (previous year EUR 127.0) million, thereby increasing by 39.0%. The main sales drivers were the diagnostic devices for ophthalmic diseases and the operation microscopes for the Neuro/ENT area. Sales in "Europe, Middle East and Africa" (EMEA) grew to EUR 127.9 (previous year EUR 75.4) million. The primary contributors to the growth in consolidated revenue were the first-time consolidation of Carl Zeiss Surgical in the current financial year and the positive sales development of the diagnostic devices Stratus OCT™ and IOLMaster® as well as the surgical microscopes OPMI® Pentero® and OPMI® Visu. The share of consolidated revenue in this region totalled 30.6% (previous year 26.3%). Carl Zeiss Meditec's sales revenues in the "Asia/Pacific" region increased by 23.7 % to EUR 85.7 million (previous year: EUR 69.3 million). Key sales drivers in this region were the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes and the MEL 80™ laser for the correction of vision defects. This region thus accounted for 20.5% (previous year: 24.2%) of Carl Zeiss Meditec's total revenue. In the domestic market in Germany, consolidated revenue in the first nine months of 2006/2007 rose by 82.9% to EUR 27.5 (previous year EUR 15.0) million. This development is mostly due to the first-time consolidation of Carl Zeiss Surgical. The German share of total consolidated revenue increased to 6.6% (previous year 5.2%).

CARL ZEISS MEDITEC

Especially due to the capital increase in conjunction with the acquisition of Carl Zeiss Surgical in October 2006, the Company's equity ratio increased to 67.4% (30 September 2006: 60.2%).

As of 30 June 2007 Carl Zeiss Meditec AG employed a global workforce of 1,917 (previous year: 1,317). This increase on the previous year is mainly due to the first-time consolidation of Carl Zeiss Surgical.

"We have laid the groundwork for our future growth in recent months. We are investing in new products and are expanding our direct sales activities – in line with our strategy", says President and CEO Krauss.

In financial year 2006/2007 Carl Zeiss Meditec is holding to its target of further increasing sales and profits. The sales growth should at least match the average growth of the market.

Press Release

CARL ZEISS MEDITEC

**Brief profile**

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Press Release

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

**Contact**

Jens Brajer/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

# 9 Month Report 2006/2007




ZEISS
CARL

## Navigable PDF

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ZEISS CARL ZEISS MEDITEC

# Carl Zeiss Meditec 9 Months 2006/2007

■ Bookmarks
▸ Content

## Key events at a glance

- Further improvement in sales and earnings, despite numerous investments
- Integration of Carl Zeiss Surgical continues to progress as planned: Organisational structure in the United States simplified – Carl Zeiss Surgical merges with Carl Zeiss Meditec Inc.
- Market launch of key new products draws nearer

## Business development

| (Unless specified otherwise, figures in € '000) | 9 Months 2006/2007 | 9 Months 2005/2006 | Change |
|---|---|---|---|
| Revenue | 417,582 | 286,737 | +45.6% |
| Gross profit | 216,539 | 136,517 | +58.6% |
| *Gross margin* | *51.9%* | *47.6%* | *+4.3% pts* |
| EBITDA | 57,746 (a)<br>60,591 (b) | 43,016 | +34.2% (a)<br>+40.9% (b) |
| *EBITDA margin* | *13.8% (a)*<br>*14.5% (b)* | *15.0%* | *-1.2% pts (a)*<br>*-0.5% pts (b)* |
| EBIT | 48,747 (a)<br>51,592 (b) | 35,064 | +39.0% (a)<br>+47.1% (b) |
| *EBIT margin* | *11.7% (a)*<br>*12.4% (b)* | *12.2%* | *-0.5% pts (a)*<br>*+0.2% pts (b)* |
| Consolidated net income after minority interest | 31,028 (a)<br>33,078 (b) | 19,174 | +61.8% (a)<br>+72.5% (b) |
| *Return on sales after minority interest* | *7.4% (a)*<br>*7.9% (b)* | *6.7%* | *+0.7% pts (a)*<br>*+1.2% pts (b)* |
| Earnings per share after minority interest | € 0.41 (a)<br>€ 0.44 (b) | € 0.59 | -30.5% (a)<br>-25.4% (b) |
| *Weighted average number of shares outstanding* | *75.8 m* | *32.5 m* | *+133.2%* |

(a) incl. Notal effect (b) excl. Notal effect

| | 30.06.2007 | 30.09.2006 | Change |
|---|---|---|---|
| Net cash | 205,876 | 24,578 | +737.6% |
| *Days of sales outstanding (DSO)* | *70.3 days* | *60.7 days* | *+15.8%* |
| *Net working capital* | *87,492* | *43,385* | *+101.7%* |
| *Equity ratio* | *67.4%* | *60.2%* | *+7.2% pts* |

| | 9 Months 2006/2007 | 9 Months 2005/2006 | Change |
|---|---|---|---|
| Cash flow from operating activities | 25,666 | 21,474 | +19.5% |
| *Cash flow/revenue* | *6.1%* | *7.5%* | *-1.4% pts* |

# Content

■ Bookmarks

4 Foreword by the Management Board

6 Management report to the consolidated interim financial statements

6 1. Business development

23 2. Directors' Holdings and Directors' Dealings

24 3. Shareholder structure

25 Consolidated income statement (IFRS)

26 Consolidated balance sheet (IFRS)

28 Consolidated cash flow statement (IFRS)

29 Consolidated statement of changes in equity (IFRS)

30 Notes to the consolidated interim financial statements

30 1. General information

33 2. Notes to the consolidated income statement

34 3. Other disclosures

35 4. Events of particular significance

35 5. Events after the balance sheet date

36 Glossary

39 Important financial dates and contact information

# Foreword by the Management Board

■ Bookmarks
▸ Content

**Dear Shareholders,**
**Ladies and Gentlemen,**

In the first nine months of the current financial year Carl Zeiss Meditec looks back on a successful business performance. In the last few months we have shown yet again that profitable growth and sustained investment activity can be combined with great success. In spite of numerous innovation projects and the development of our sales, EBIT and consolidated net income increased significantly.

A one-off effect already fully recognised in the 2nd quarter of the current financial year, resulting from the negative outcome of a legal dispute, curbed an even greater increase in the result for the 9-month period. Compared with the previous year, consolidated revenue increased by a significant 45.6% to € 417.6 million. In addition to own growth, this is also attributable to the first-time incorporation of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec as of 1 November 2006. Despite the investments in sales, marketing and development and the one-off effect booked in the 2nd quarter, EBIT increased by 39.0% in the reporting period from € 35.1 million the previous year to € 48.7 million. The corresponding EBIT margin was 11.7% (previous year: 12.2%). Consolidated net income after minority interest amounted to € 31.0 million. This corresponds to an increase of 61.8% on the year-ago figure of € 19.2 million. Earnings per share after minority interest decreased to € 0.41 from € 0.59 the previous year due to the significantly larger number of shares following the capital increase of October 2006.

Without the one-off effect in the 2nd quarter of the current financial year, Carl Zeiss Meditec's profitability would have improved even more markedly. EBIT in the first nine months of 2006/2007 would have reached € 51.6 million, which would have given an EBIT margin of 12.4%. Consolidated net income after minority interest would have totalled € 33.1 million.

The first nine months of 2006/2007 were characterised by active management of our product portfolio. We focussed on two key pillars. We are expanding our existing range of solutions and our market presence with new product launches and plan to develop these further. The imminent market launches of the Cirrus™ HD-OCT, the VisuMax™ femtosecond laser used in refractive laser surgery and a new surgical microscope for ophthalmology have utilised substantial resources in recent months. Given the potential of these new product platforms, we consider these launching costs to be more than justified. In order to secure our leading market position for the future, too, we are driving forward a large number of research and development projects in ophthalmology and Neuro-/ENT surgery.

Completing the acquisition of Carl Zeiss Surgical was the most important milestone in the first nine months of financial year 2006/2007. This measure allowed us to develop into an integrated medical technology company with a comprehensive presence in ophthalmology and a strong competitive position in Neuro-/ENT surgery. The corresponding integration is progressing

■ Bookmarks
▸ Content



**Ulrich Krauss**
*Dipl.-Kaufmann,*
*President and CEO*



**Bernd Hirsch**
*Dipl.-Kaufmann;*
*Member of the*
*Management Board*



**James L. Taylor**
*BS, MBA;*
*Member of the*
*Management Board*

according to plan. The latest result of this process is the successful merger of our US subsidiaries Carl Zeiss Surgical Inc. and Carl Zeiss Meditec Inc. Other milestones in the reporting period were the acquisition of the medical technology distribution company in Spain, the complete acquisition of the French company Ioltech S.A. and the bundling of all our sales activities in Germany into a distribution company of our own.

The successful conclusion of these projects shows that we have laid the foundations for future growth in the past few months. We also invest in new products and are expanding our direct sales activities further in order to accelerate our growth in the future. We plan to maintain this strategy in future to add value for our shareholders, customers and employees.

We would like to take this opportunity to thank you for the trust you place in Carl Zeiss Meditec. And we hope you enjoy reading our Nine Month Report.

Jena, August 2007

Yours sincerely,

*Ulrich Krauss*
*President and CEO*

*Bernd Hirsch*
*Member of the*
*Management Board*

*James L. Taylor*
*Member of the*
*Management Board*

# Management report to the consolidated interim financial statements

■ Bookmarks
▸ Content

## 1. Business development

Page
6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

### 1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries.

In the first nine months of 2006/2007 Carl Zeiss Meditec posted consolidated revenue of € 417.6 million, corresponding to an increase of 45.6% year-on-year (previous year: € 286.7 million). If compared on a similar basis to the previous year, i.e. adjusted for all acquisitions and assuming a constant exchange rate, like-for-like revenue growth amounts to 7.4%. This approximates the average market growth in the areas in which Carl Zeiss Meditec operates. The Company aims to further expand this growth in future through active portfolio management and achieve above-market growth. It also plans to increasingly address new customer segments.

Carl Zeiss Meditec's profitability improved in the past nine months, in spite of extensive investments in new products and sales. Profitability was, however, curbed by a one-off effect booked in the 2nd quarter of 2006/2007 due to the loss of a legal dispute (for further information see also the section "Events of particular significance" in the consolidated management report and the section "Other disclosures" in the accompanying notes to the consolidated financial statements in this interim report).

EBITDA thus amounted to € 57.7 million in the period under review (previous year: € 43.0 million), corresponding to an increase of 34.2%. The EBITDA margin amounted to 13.8% (previous year: 15.0%). EBIT increased by 39.0% from € 35.1 million in the previous financial year to € 48.7 million. The EBIT margin in the reporting period was thus 11.7% (previous year: 12.2%). Consolidated net income after minority interest rose 61.8% year-on-year from € 19.2 million to € 31.0 million. Earnings per share after minority interest amounted to € 0.41 in the first nine months of 2006/2007 after € 0.59 the previous year. This decline is due to the considerable increase in the number of shares following the capital increase of October 2006. If the presentation is adjusted for the one-off effect that arose in the 2nd quarter as a result of the aforementioned legal dispute, there would have been an even more marked improvement in earnings. EBITDA would have amounted to € 60.6 million (EBITDA margin: 14.5%). EBIT in the first nine months of 2006/2007 would have reached € 51.6 million, which would have corresponded to an EBIT margin of 12.4%. Consolidated net income after minority interest would have totalled € 33.1 million.

### 2. Structure of the financial statements

There have been some changes in terms of the Group's reporting entity and the structure of the financial statements in the first nine months of financial year 2006/2007.

Following an adjustment of the organisational structure, Carl Zeiss Meditec AG has been distributing its solutions and systems directly on the Spanish market since 1 October 2006. For this purpose Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid, Spain.[1] This company now operates as Carl Zeiss Meditec Iberia S.A. ("Carl Zeiss Meditec Iberia").

After the Thuringian Higher Regional Court overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock

1 This is a transaction under common control, as all companies are controlled by the parent company, Carl Zeiss AG.

Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to complete the acquisition of Carl Zeiss Surgical (comprising Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical Inc., Dublin, USA, together "Carl Zeiss Surgical").[2] The implementation of the capital increase was entered in the commercial register at Jena Local Court on 26 October 2006. For the purpose of simplification, the date of the first-time consolidation was set as 1 November 2006, which means that Carl Zeiss Surgical is only included for eight months in these interim financial statements (For further information see also the sections entitled "Events of particular significance" in the consolidated management report and "Changes in the reporting entity" and "Events of particular significance" in the accompanying notes to these consolidated interim financial statements).

During the first-time consolidation of Carl Zeiss Surgical, the disclosure of revenue by segment was also adjusted. As a result, the new segment Neuro-/Ear, Nose and Throat surgery ("Neuro-/ENT surgery") was added to Carl Zeiss Meditec's reporting. Revenue generated with products in Neuro-/ENT surgery by the surgical business in Japan and France, which was acquired in previous years, was previously recorded under "Diagnosis" for reasons of materiality. This revenue has been allocated to the "Neuro/ENT surgery" segment since the first quarter of financial year 2006/2007. This adjustment has also been made for the corresponding year-ago period.

With effect from 15 November 2006, Carl Zeiss Meditec completed the full acquisition of Ioltech S.A.[3], La Rochelle, France, ("Ioltech"). Accordingly, the business activities of Ioltech have been included in full in Carl Zeiss Meditec's consolidated financial statements since this date. This means that there is no longer any minority interest from this acquisition in the consolidated net income (see also sections "Events of particular significance" in the consolidated management report and "Events of particular significance" in the accompanying consolidated notes to these interim financial statements).

## 3. Development of revenue

**a) Consolidated revenue by business segment**
Accounting for 54.7%, the "Diagnosis" business segment was responsible for more than half of Carl Zeiss Meditec's consolidated revenue in the first nine months of financial year 2006/2007 (previous year: 63.8%). The "Laser and IOL" business segment's share in consolidated revenue reached 17.6% (previous year: 26.6%). The "Neuro-/ENT surgery" segment achieved a share of 19.2% (previous year: 3.1%) of consolidated revenue. The "Service" segment generated the remaining 8.5% (previous year: 6.5%) of consolidated revenue.

Figure 1: Share of consolidated revenue generated by the business segments "Laser and IOL", "Diagnosis", "Neuro-/ENT surgery" and "Service" in the first nine months of 2006/2007


Laser and IOL 17.6%
Service 8.5%
Neuro-/ENT surgery 19.2%
Diagnosis 54.7%

2 See footnote 1
3 In the future operating as Carl Zeiss Meditec S.A.S.

Page
6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

Figure 2: Consolidated revenue by business segment (Figures in € '000)


9 Months 2006/2007
9 Months 2005/2006
Diagnosis
228,659
+25.0%
Laser and IOL
73,463
182,919
-3.8%
Neuro-/ENT surgery
80,004
76,327
+806.0%
8,830
Service
35,456
+90.0%
18,661
Consolidated revenue
417,582
286,737

Compared with the year-ago period (€ 182.9 million), consolidated revenue in the "Diagnosis" business segment increased by 25.0% to € 228.7 million. Primary sales drivers in this segment were the diagnostic systems Stratus OCT™, Humphrey® Field Analyzer, IOLMaster® and the surgical microscope OPMI® Visu.

In the "Laser and IOL" business segment Carl Zeiss Meditec generated consolidated revenue of € 73.5 million (previous year: € 76.3 million). Here, the growth in business volume with lasers for the correction of vision defects and lasers for the treatment of other disorders was unable to compensate for the lower sales of intraocular lenses due to the realignment of the product portfolio with respect to implants and consumables for ophthalmic surgery and the associated discontinuation of individual products and product lines. The Group expects the planned market launch of new intraocular lenses to increase sales in this area again in future. (See also the section entitled "Research and Development" in the consolidated management report accompanying these interim financial statements.) Overall, consolidated revenue in the "Laser and IOL" business segment fell slightly year-on-year by 3.8%.

The Group generated revenue of € 80.0 million (previous year: € 8.8 million) in its "Neuro-/ENT surgery" business segment in the first nine months of 2006/2007. This extraordinarily high growth is the result of the first-time consolidation of Carl Zeiss Surgical in the current financial year as of 1 November 2006. The main sales drivers in this segment were the OPMI® Pentero® and OPMI® Vario surgical microscopes used in neurosurgery and spinal surgery.

In the first nine months of financial year 2006/2007 consolidated revenue in the "Service" segment totalled € 35.5 million (previous year: € 18.7 million). This development is mainly due to the first-time consolidation of Carl Zeiss Surgical as of 1 November 2006.

The chart below shows consolidated revenue by business segment based on constant exchange rates.

Figure 3: Consolidated revenue by business segment based on constant exchange rates (Figures in € '000)


9 Months 2006/2007
9 Months 2005/2006
Diagnosis
240,408
+31.4%
Laser and IOL
74,113
182,919
-2.9%
Neuro-/ENT surgery
83,635
76,327
+847.2%
8,830
Service
37,266
+99.7%
18,661
Consolidated revenue
435,422
286,737

**b) Revenue by region**

The "Americas" region, which mainly consists of the United States, continued to be the strongest contributor to sales in the first nine months of financial year 2006/2007. Compared with the previous year (€ 127.0 million), consolidated revenue in the "Americas" increased by 39.0% to € 176.5 million. This development is attributable above all to the encouraging growth in volume sales of the diagnostic systems Stratus OCT™, IOLMaster®, the Humphrey® Field Analyzer and the surgical microscopes OPMI® Visu, OPMI® Pentero® and OPMI® Vario. The region's share in consolidated revenue declined slightly year-on-year to 42.3% (previous year: 44.3%).

In the region "Europe, Middle East and Africa" ("EMEA") Carl Zeiss Meditec generated consolidated revenue of € 127.9 million in the first nine months of 2006/2007, corresponding to an increase of 69.6% year-on-year (previous year: € 75.4 million). This development is mainly attributable to the first-time consolidation of Carl Zeiss Surgical in the current financial year. The main sales drivers in this region were the diagnostic systems Stratus OCT™ and IOLMaster® and the surgical microscopes OPMI® Pentero® and OPMI® Visu. This region's share of total revenue increased from 26.3% to 30.6% year-on-year.

Compared with the previous year (€ 69.3 million), consolidated revenue in the "Asia/Pacific" region increased by 23.7% to € 85.7 million. The bundling of business activities with Carl Zeiss Surgical had considerably less of an effect on consolidated revenue in this region, since Carl Zeiss Surgical products have been sold in Japan by Carl Zeiss Meditec since 2004. Key sales drivers for Carl Zeiss Meditec in this region were the OPMI® Visu, OPMI® Pentero® and OPMI® Vario surgical microscopes and the MEL 80™ laser for the correction of vision defects. This region's share in consolidated revenue amounted to 20.5% in the first nine months, compared with 24.2% the previous year.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 27.5 million (previous year: € 15.0 million) in the first nine months of 2006/2007. This increase of 82.9% was primarily due to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec. The share of consolidated revenue generated by the regional market of Germany increased to 6.6% (previous year: 5.2%).

The following chart gives a breakdown of consolidated revenue by region:

Figure 4: Consolidated revenue by region (Figures in € '000)


9 Months 2006/2007
9 Months 2005/2006
Asia/Pacific
85,672
+23.7%
69,273
Americas
176,539
+39.0%
127,042
EMEA
127,907
+69.6%
75,404
Germany
27,464
+82.9%
15,018
Consolidated revenue
417,582
286,737

Page
6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 **3. Development of revenue**
10 **4. Net asset position**
14 5. Financial position
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on constant exchange rates (Figures in € '000)

| | 9 Months 2006/2007 | | 9 Months 2005/2006 |
|---|---|---|---|
| Asia/Pacific | 90,927 | +31.3% | 69,273 |
| ■ Americas | 189,123 | +48.9% | 127,042 |
| EMEA | 127,907 | +69.6% | 75,404 |
| ■ Germany | 27,465 | +82.9% | 15,018 |
| Consolidated revenue | 435,422 | | 286,737 |

## 4. Net asset position

**a) Statement of net asset position**
Compared with the balance sheet date of 30 September 2006, several changes have been made to the structure of the consolidated balance sheet as of 30 June 2007. These are primarily due to the first-time inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec.

The figure below provides an overview of the development of key items in the consolidated balance sheet between 30 September 2006 and 30 June 2007. The development of selected balance sheet items on the assets and liabilities side will be discussed later in more detail.

Figure 6: Structure of the consolidated balance sheet (Figures in € '000)

| Assets | 30.06.2007 | | 30.09.2006 |
|---|---|---|---|
| Goodwill | 104,254 | +2.8% | 101,380 |
| ■ Noncurrent assets (excluding goodwill) | 88,065 | +19.5% | 73,717 |
| Cash an cash equivalents and restricted cash | 216,599 | +322.0% | 51,323 |
| ■ Curent assets* | 283,395 | +76.0% | 161,020 |

| Liabilities and equity | 30.06.2007 | | 30.09.2006 |
|---|---|---|---|
| Total equity | 466,863 | +100.2% | 233,173 |
| ■ Total noncurrent liabilities | 64,748 | +8.8% | 59,488 |
| Total current liabilities | 160,702 | +69.6% | 94,779 |
| Total assets and liabilities | 692,313 | | 387,440 |

* Excluding cash and cash equivalents as well as restricted cash

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## ASSETS

### Goodwill

As of 30 June 2007 goodwill amounted to € 104.3 million (30 September 2006: € 101.4 million). The increase in this balance sheet item is primarily due to the complete acquisition of Ioltech as of 15 November 2006. Carl Zeiss Meditec has held 100% of Ioltech shares since this date (see also section "Events of particular significance" in the consolidated management report and the consolidated notes). Due to the transaction structure used, the acquisition of Carl Zeiss Surgical does not result in the activation of any goodwill.

### Deferred income taxes

This balance sheet item increased to € 32.1 million compared with 30 September 2006 (€ 17.8 million). This increase is primarily attributable to the first-time consolidation of Carl Zeiss Surgical.

### Inventories

The balance sheet item "Inventories" amounted to € 109.3 million as of 30 June 2007. The increase of 93.9% compared with 30 September 2006 (€ 56.3 million) is due to a significant extent to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in Carl Zeiss Meditec's reporting entity. The preparation for the market launch of new products also led to a growth in this balance sheet item. A number of extensive clinical studies are being carried out in connection with the launch of the systems to be marketed before the end of this calendar year. The Company is also aiming to ensure the shortest possible delivery times.

### Trade receivables

"Trade receivables" increased by 51.1% from € 58.7 million as of 30 September 2006 to € 88.7 million. The increase in this balance sheet item is primarily attributable to the first-time consolidation of Carl Zeiss Surgical and the acquisition of Carl Zeiss Meditec Iberia.

### Accounts receivable from related parties

Due to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of Carl Zeiss Meditec "Accounts receivable from related parties" rose from € 7.2 million as of 30 September 2006 to € 20.0 million as of 30 June 2007.

### Treasury receivables

"Treasury receivables" amounted to € 53.4 million as of 30 June 2007 (30 September 2006: € 32.3 million). This balance sheet item includes those cash and cash equivalents that the Carl Zeiss Meditec Group does not immediately require for its operating activities and which it has thus lodged with the Group Treasury of Carl Zeiss AG at normal market conditions.

### Cash and cash equivalents and restricted cash

Cash and cash equivalents increased by 364.4% compared with 30 September 2006, from € 46.6 million to € 216.6 million. This growth is due to the net cash provided by the capital increase of October 2006 and the positive development of business in the current financial year.

The reason for the reduction of the balance sheet item "Restricted cash" to zero is the squeeze out of the remaining Ioltech shareholders and

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6 1. Business development
6 1 Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 **4. Net asset position**
14 5. Financial position
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9 Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

the associated outflow of funds (see also the section "Events of particular significance" in the consolidated management report and the consolidated notes).

## LIABILITIES AND EQUITY

### Minority interest

This item in the consolidated balance sheet decreased compared with 30 September 2006 (€ 10.1 million) to € 8.9 million as of 30 June 2007. This is primarily attributable to the acquisition of all Ioltech shares as of 15 November 2006 (see also the section entitled "Events of particular significance" in the consolidated management report and the consolidated notes).

### Equity

Carl Zeiss Meditec's equity amounted to € 466.9 million as of 30 June 2007 and was thus up by 100.2% on 30 September 2006. This significant increase is mainly attributable to the capital increase implemented in conjunction with the acquisition of Carl Zeiss Surgical in October 2006. In addition, retained earnings increased due to the positive development of the Group's business in the first nine months of financial year 2006/2007. Conversely, equity was reduced by the dividend of € 11.4 million distributed to the shareholders of Carl Zeiss Meditec AG in March 2007 for financial year 2005/2006.

### Provisions for pensions and similar commitments

Compared with 30 September 2006 (€ 1.8 million) this item on the consolidated balance sheet increased to € 13.5 million as of 30 June 2007. This increase is mainly attributable to the acquisition of pension commitments for employees of Carl Zeiss Surgical and Carl Zeiss Meditec Co. Ltd. The complete outsourcing of the pension commitments for active employees in Germany to a trust association as part of a *Contractual Trust Arrangement* ("CTA") is likely to be concluded by the end of the financial year.

### Noncurrent financial liabilities

"Noncurrent financial liabilities" decreased by 44.8% compared with 30 September 2006, from € 24.7 million to € 13.7 million. The US subsidiary Carl Zeiss Meditec Inc. took out a low-interest US dollar loan with Carl Zeiss AG's Group Treasury as part of the acquisition of the US company Laser Diagnostic Technologies ("LDT") in the amount of USD 26.0 million (€ 19.6 million based on the exchange rate on the balance sheet date). As the first half of this loan becomes due in November 2007, there was a re-classification under the item "Current portion of noncurrent financial liabilities".

### Current provisions

As of 30 June 2007 this balance sheet item totalled € 29.2 million (30 September 2006: € 20.1 million). This increase of 45.1% was primarily due to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec.

### Current accrued liabilities

The increase in this balance sheet item to € 35.3 million compared with € 14.1 million as of 30 September 2006 is mainly attributable to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of Carl Zeiss Meditec.

### Current portion of noncurrent financial liabilities

As of 30 June 2007 this balance sheet item totalled € 10.5 million (30 September 2006: € 1.2 million). This strong growth was mainly influenced by the re-classification mentioned

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under "Noncurrent financial liabilities" of the first instalments of the US dollar loan used to finance the acquisition of the US company LDT.

### Trade payables

The increase in "Trade payables" compared with 30 September 2006 from € 15.4 million to € 25.3 million as of 30 June 2007 is mainly attributable to the inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec and the acquisition of Carl Zeiss Meditec Iberia.

### Treasury payables

Treasury payables increased from € 9.5 million as of 30 September 2006 to € 18.2 million as of 30 June 2007. This development was mainly influenced by the inclusion of the two companies Carl Zeiss Surgical Inc. and Carl Zeiss Meditec Iberia in Carl Zeiss Meditec's consolidated financial statements, since both companies have liabilities to the Group Treasury of Carl Zeiss AG.

### Other current liabilities

"Other current liabilities" increased from € 12.6 million as of 30 September 2006 to € 21.9 million. This development was mainly attributable to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in Carl Zeiss Meditec's reporting entity.

### b) Key ratios on net asset position

The following table shows the development of important key ratios on net asset position.

Table 1: Key ratios on net asset position

| Key ratio | Definition | 30.06.2007 | 30.09.2006 | Change |
|---|---|---|---|---|
| Equity ratio | Equity / Balance sheet total | 67 4% | 60.2% | +7.2% pts |
| Net debt[4] | Liabilities<br>./. Cash and cash equivalents<br>./. Restricted cash<br>./. Treasury receivables from Group Treasury of Carl Zeiss AG | € (44,501) thousand | € 70,604 thousand | -163.0% |
| Rate of inventory turnover | Cost of goods sold (annualised) / Ø Average inventories | 3.2 | 3.7 | -13.5% |
| Days of sales outstanding (DSO) | Trade receivables incl. accounts receivable from related parties / Consolidated revenue (annualised) x 360 days | 70.3 days | 60.7 days | +15.8% |

4 Negative sign means credit

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6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 **5. Financial position**
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

## 5. Financial position

The cash flow statement forms the basis for the presentation of the financial position, and is used to adjust all items for the effects of the expansion of the reporting entity. Therefore, the only changes included are those made to individual items in the income statement and balance sheet after the respective date of first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they stood on 30 June 2007. As a result, the statements in the analysis of the financial position may differ from the presentation of net asset position based on the consolidated balance sheet.

### a) Statement of financial position

**Figure 7: Summary of key figures in the consolidated cash flow statement (Figures in € '000)**

■ 9 Months 2006/2007 | 9 Months 2005/2006

| | |
|---|---|
| Cash flow from operating activities | **25,666** |
| | 21,474 |
| Cash flow from investing activities | **(9,713)** |
| | (4,950) |
| Cash flow from financing activities | **155,448** |
| | (10,159) |
| Change in cash and cash equivalents | **169,961** |
| | 4,877 |

### Cash flow from operating activities

Cash flow from operating activities improved by 19.5% year-on-year from € 21.5 million to € 25.7 million. A main driver of this growth was the significant increase in consolidated net income and the interest received. The reduction of trade receivables – due mainly to the Japanese subsidiary – also increased cash flow. Cash flow from operating activities decreased, among other things, due to the income taxes paid and the increase in inventories associated with the forthcoming launches of three new products.

### Cash flow from investing activities

Cash flow from investing activities amounted to € -9.7 million in the period under review (previous year: € -5.0 million). Cash flow in the period under review was determined by two larger investments: firstly, the outstanding shares in Ioltech (3.5% of Ioltech's share capital) were acquired as part of a squeeze out with effect from 15 November 2006.[5] The volume of this investment totalled € 5.1 million. Another investment was the acquisition of the new assets of Carl Zeiss Meditec Iberia by Carl Zeiss Meditec. This investment had a volume of € 3.8 million.

Investments in property, plant and equipment amounted to € 4.8 million in the period under review (previous year: € 4.0 million). This increase is attributable in particular to investments in the IT infrastructure of the US subsidiary Carl Zeiss Meditec Inc. and in technical equipment and tools for the French subsidiary Ioltech S.A.S.

### Cash flow from financing activities

Cash flow from financing activities amounted to € 155.4 million in the period under review (previous year: € -10.2 million). Cash flow in the current financial year was influenced in particular by the net proceeds from the capital increase by € 168.0 million.[6] In addition, the distribution of a dividend of € 11.4 million to the shareholders of Carl Zeiss Meditec AG for financial year 2005/2006 on 12 March 2007 led to a cash outflow.

5 For further information see also the sections entitled "Events of particular significance" in the consolidated management report and in the notes to the consolidated financial statements.

6 Excluding deferred taxes; net cash inflow taking issuing expenses and deferred taxes into account: € 170.5 million.

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## b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (Figures in € '000)

| Key ratio | Definition | 30.06.2007 | 30.09.2006 | Change |
|---|---|---|---|---|
| Cash and cash equivalents | Cash-in-hand and bank balances | 216,599 | 46,638 | +364.4% |
| Net cash | Cash-in-hand and bank balances<br>+ Restricted cash<br>+ Treasury receivables from Group Treasury of Carl Zeiss AG<br>./. Treasury payables to Group Treasury of Carl Zeiss AG<br>./. Interest-bearing liabilities | 205,876 | 24,578 | +737.6% |
| Net working capital | Current assets<br>./. Cash and cash equivalents<br>./. Restricted cash<br>./. Treasury receivables from Group Treasury of Carl Zeiss AG<br>./. Current liabilities excl. Treasury payables to Group Treasury of Carl Zeiss AG | 87,492 | 43,385 | +101.7% |
| Working capital | Current assets<br>./. Current liabilities | 339,293 | 117,564 | +188.6% |

Table 3: Key ratios relating to financial position

| Key ratio | Definition | 9 Months 2006/2007 | 9 Months 2005/2006 | Change |
|---|---|---|---|---|
| Cash flow per share | Cash flow from operating activities / Weighted average number of shares outstanding in the period | € 0.34 | € 0.66 | -48.5% |
| Capex ratio | Cash flow from investments in property, plant and equipment / Consolidated revenue | 1.1% | 1.4% | -0.3% pts |

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6 1. Business development
6 1 Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 **6. Earnings position**
18 7. Research and development
20 8. Events of particular significance
20 9 Events after the balance sheet date
21 10 Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

## 6. Earnings position

### a) Statement of earnings position

Table 4: Summary of key ratios in the consolidated income statement (Figures in € '000)

| | 9 Months 2006/2007 | 9 Months 2005/2006 | Change |
|---|---|---|---|
| Revenue | 417,582 | 286,737 | +45.6% |
| *Gross margin* | *51.9%* | *47.6%* | *+4.3% pts* |
| EBITDA | 57,746 (a)<br>60,591 (b) | 43,016 | +34.2% (a)<br>+40.9% (b) |
| *EBITDA margin* | *13.8% (a)*<br>*14.5% (b)* | *15.0%* | *-1.2% pts (a)*<br>*-0.5% pts (b)* |
| EBIT | 48,747 (a)<br>51,592 (b) | 35,064 | +39.0% (a)<br>+47.1% (b) |
| *EBIT margin* | *11.7% (a)*<br>*12.4% (b)* | *12.2%* | *-0.5% pts (a)*<br>*+0.2% pts (b)* |
| Income tax expenses | (19,874) (a)<br>(21,130) (b) | (11,484) | |
| *Tax rate* | *38.2% (a)*<br>*38.2% (b)* | *35.3%* | *-2.9% pts (a)*<br>*-2.9% pts (b)* |
| Consolidated net income after minority interest | 31,028 (a)<br>33,078 (b) | 19,174 | +61.8% (a)<br>+72.5% (b) |
| Earnings per share after minority interest | € 0.41 (a)<br>€ 0.44 (b) | € 0.59 | -30.5% (a)<br>-25.4% (b) |

a) incl. Notal effect (b) ) excl. Notal effect

**Revenue**
In the first nine months of 2006/2007 Carl Zeiss Meditec's consolidated revenue increased by 45.6% year-on-year from € 286.7 million to € 417.6 million.

**Gross profit**
Gross profit improved compared with the first nine months of the previous year to € 216.5 million (previous year: € 136.5 million). This corresponds to an increase of 58.6%. The gross margin increased from 47.6% in the previous financial year to 51.9% in the current financial year. In addition to Carl Zeiss Meditec's ophthalmology products, Carl Zeiss Surgical's highly innovative product mix also contributed to this growth.

**Functional costs**
Functional costs rose year-on-year from € 101.9 million to € 167.4 million in absolute terms, corresponding to an increase of 64.3%. The acquisitions resulted in a change in the cost structure from the previous year.

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**Selling and marketing expenses:** In the first nine months of the current financial year selling and marketing expenses increased from € 57.1 million in the previous year to € 98.2 million. In relation to consolidated revenue the expenses ratio thus increased to 23.5% (previous year: 19.9%). In addition to the expansion of Carl Zeiss Meditec's business volume, this is also attributable to the assumption of direct sales activities in France and Spain. The development of this cost item was also influenced by the inclusion of Carl Zeiss Surgical Inc. in the consolidated financial statements of Carl Zeiss Meditec and by the expansion of selling and marketing activities. Another important influencing factor is the comprehensive preparation for the market launch of key new products, such as the Cirrus™ HD-OCT, the VisuMax™ and the new surgical microscope for ophthalmology.

General and administrative expenses: Compared with the previous year (€ 16.2 million), general and administrative expenses rose by 53.6% to € 25.0 million. Absolute expenses increased due to the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in Carl Zeiss Meditec's reporting entity. In addition, one-off expenses resulting from the loss of the legal dispute with Notal, as well as higher legal consultancy costs compared with the previous year, also contributed to the year-on-year increase in this expenses ratio. In terms of consolidated revenue, the corresponding expenses ratio in the first nine months of financial year 2006/2007 rose from 5.7% to 6.0%.

Research and development expenses: Expenses in the area of research and development amounted to € 44.3 million in the period under review (previous year: € 28.6 million). This corresponds to an increase of 54.9% over the previous year. The absolute increase in expenses is mainly attributable to the addition of Carl Zeiss Surgical. The increase in this ratio is due particularly to greater expenses for clinical studies and development projects, some of which aim to bring new products to market before the end of this calendar year. Examples include the Cirrus™ HD-OCT, the new surgical microscope for ophthalmology, as well as a new visualisation and treatment system for the surgical treatment of cataracts (see also the section "Research and development" in the consolidated management report). Related to consolidated revenue, the expenses ratio for research and development in the first nine months of 2006/2007 was 10.6% (previous year: 10.0%).

**Development of earnings**

Earnings showed a further increase year-on-year. This shows yet again that investment and profitable growth can be combined with great success. The one-off effect booked exclusively in the 2nd quarter, resulting from the loss of a legal dispute, curbed profitability in the first nine months of financial year 2006/2007.

EBITDA totalled € 57.7 million in the first nine months of 2006/2007. Compared with the previous year (€ 43.0 million), this corresponds to an increase of 34.2%. The EBITDA margin was 13.8%, compared with 15.0% the previous year. EBIT increased by 39.0% compared with the first nine months of the previous year from € 35.1 million to € 48.7 million. The EBIT margin was 11.7% after 12.2% the previous year due to the one-off effect mentioned above.

In the first nine months of 2006/2007 interest income/expenses (net) amounted to € 2.4 million.[7] These are mainly due to interest payments on cash and cash equivalents. The tax rate in

7 This includes expenses in conjunction with the legal dispute with Notal of € -0.5 million relating to the interest payable on Notal's claims.

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6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 **6. Earnings position**
18 **7. Research and development**
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

the first nine months of financial year 2006/2007 was 38.2%. This decline from the first six months of 2006/2007 is due in particular to the development of the tax rate at the Group's subsidiary Ioltech S.A.S. The tax rate in the third quarter of 2006/2007 was 34.3%. As a result of the complete acquisition of Ioltech, the **minority interest** fell by 39.4% year-on-year, from € 1.9 million to € 1.2 million. **Consolidated net income after minority interest** including the one-off effect improved significantly year-on-year, climbing 61.8% from € 19.2 million in the year-ago period to € 31.0 million in the first nine months of financial year 2006/2007. **Earnings per share after minority interest** amounted to € 0.41 in the first nine months, compared with € 0.59 the previous year. This development is attributable to the significantly higher number of shares compared with the previous year.

Had it not been for the one-off effect booked in the 2nd quarter of 2006/2007 due to the loss of the legal dispute with Notal Vision, there would have been a much greater increase in earnings. **EBITDA** would have amounted to € 60.6 million (**EBITDA margin**: 14.5%). **EBIT** in the first nine months of 2006/2007 would have reached € 51.6 million, which would have corresponded to an **EBIT margin** of 12.4%. **Consolidated net income after minority interest** would have totalled € 33.1 million.

## b) Key ratios relating to earnings position

Figure 8: Development of key ratios relating to earnings position


■ 9 Months 2006/2007
9 Months 2005/2006
Return on sales (consolidated net income after minority interest/consolidated revenue)
7.4%
6.7%
Return on equity (consolidated net income after minority interest/equity)
8.9%
11.2%
Return on assets (RoA, consolidated net income after minority interest/total assets)
6.0%
6.9%
Return on capital employed (ROCE, EBIT/average capital employed)
23.2%
19.9%

## 7. Research and development

Carl Zeiss Meditec invested a total of € 44.3 million (previous year: € 28.6 million) in research and development in the first nine months of financial year 2006/2007.

As of 30 June 2007, there were 305 research and development employees Group-wide (previous year: 227). This corresponds to 15.9% (previous year: 17.2%) of the total number of employees in the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec focuses mainly on:

- Examining new technological concepts in terms of their clinical relevance and effectiveness
- The continuous development of the existing product portfolio
- The development of new products and product platforms based on available basic technologies and
- Networking systems and devices.

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Table 5: Main research and development activities in the first nine months of 2006/2007

| Focal point | Activities |
|---|---|
| **Continuous development of the existing product portfolio** | · Development projects to expand the technical and application-related functionality of the IOLMaster®; e.g. verification and release of special software to enhance user-friendliness and expand the group of patients by boosting sensitivity<br>· Further development of the successful VISUCAM™-platform<br>· Preparation for the market launch of the VISULAS™ 690$^{plus}$ for use in photodynamic therapy<br>· Project to further improve application flexibility of the OPMI® Pentero®<br>· Development of a new microscope for ophthalmic surgery<br>· Further development of existing solutions in the field of intraoperative diagnostics |
| **Development of new products and combination of diagnosis and treatment** | · Cirrus™ HD-OCT: Spectral Domain OCT system for exact 3D and High Definition scans of the retina, extends the OCT product family of Carl Zeiss Meditec<br>· Preparation for the market launch of the femtosecond laser VisuMax™<br>· Development of a new laser system to treat various retinal diseases<br>· Work to develop new technologies for fundus diagnosis<br>· Ongoing projects and preparation for the market launch of the intraocular lenses XL Stabi ZO® and Invent ZO®, which combine expertise in optical design with know-how in the field of intraocular lenses for the first time<br>· Further development of systems for the injection of intraocular lenses with the aim of increasing efficiency and safety and reducing the size of the incision<br>· Further developments of the optical design and haptics for multifocal IOL<br>· Projects to expand the product portfolio for ophthalmic surgery<br>· Conclusion of the research and development activities for the OPMI® Pentero® C surgical microscope, a high-end system for neuro- and spinal surgery<br>· Development of software solutions that allow a more efficient exchange of image data in Neuro-/ENT surgery, thus enabling better integration into existing workflows in the operating theatre |
| **Basic research** | · Ongoing investigation and evaluation of new technologies for application in ophthalmology<br>· Cooperation with external research partners (universities and institutes), e.g. projects for functional imaging of the retina, development of femtosecond laser technology for procedures on the lens |

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6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 6. Earnings position
18 7. Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10. Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

## 8. Events of particular significance

With effect from 1 October 2006, Carl Zeiss Meditec AG markets its devices and systems directly in the Spanish market. To this end, Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid. This company now operates under the name Carl Zeiss Meditec Iberia. The new structure enables Carl Zeiss Meditec to gear itself even better to the specific needs of its Spanish customers. The main aim here is to achieve a higher degree of customer loyalty through focussed support services (The section entitled "Changes in the reporting entity" in the accompanying notes to the consolidated interim financial statements in this report contains further details).

After the Thuringian Higher Regional Court in Jena overruled, in its resolution of 12 October 2006, the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to conclude the takeover of Carl Zeiss Surgical. The implementation of the capital increase was entered in the commercial register at Jena Local Court on 26 October 2006. For the purpose of simplification, the date of first-time consolidation was set as 1 November 2006. In total, the share capital of Carl Zeiss Meditec AG was increased by € 48.8 million, from around € 32.5 million to around € 81.3 million (The sections entitled "Changes in the reporting entity" and "Events of particular significance" in the accompanying notes to the consolidated interim financial statements in this report contain further details).

With effect from 15 November 2006, Carl Zeiss Meditec acquired in full the remaining 3.5% interest in Ioltech. Ioltech is now wholly owned by Carl Zeiss Meditec (see also the section entitled "Events of particular significance" in the accompanying notes to the consolidated interim financial statements in this report).

On 9 November 2006 Carl Zeiss Meditec was informed in a press release of IntraLase Corp. that this company had filed a claim in the United States against Carl Zeiss Meditec and its affiliated companies for alleged misuse of confidential and protected information. Carl Zeiss Meditec has carefully investigated the allegations asserted by IntraLase and is of the opinion that these are unfounded. Nevertheless, the possibility of further appeals being served in this connection in future cannot be ruled out.

The known legal dispute, which has been ongoing for some time, between Carl Zeiss Meditec Inc. and Notal Vision Inc. relating to an allegedly unfulfilled minimum acceptance duty as part of a distribution agreement has been decided in favour of Notal Vision Inc. by a U.S. arbitration tribunal. The result was liability for damages, which led in the 2nd quarter of the current financial year to a corresponding one-off effect on EBIT of € 2.8 million (see also the section "Other disclosures" in the accompanying notes to the consolidated interim financial statements in this report).

## 9. Events after the balance sheet date

With effect from 1 July 2007, Carl Zeiss Meditec consolidated its companies in the United States. Carl Zeiss Surgical Inc. was merged with Carl Zeiss Meditec Inc., thus transferring all assets and

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liabilities of Carl Zeiss Surgical Inc. to Carl Zeiss Meditec Inc. at their respective net book values. Carl Zeiss Meditec's existing activities in the United States in the ophthalmology market and the market for Neuro-/ENT surgery will now be managed uniformly under the umbrella of Carl Zeiss Meditec Inc.

### 10. Orders on hand

As of 30 June 2007 the Carl Zeiss Meditec Group's orders on hand amounted to € 64.9 million (previous year: € 28.3 million). This significant increase is mostly due to the first-time consolidation of Carl Zeiss Surgical.

Figure 9: Orders on hand by subsidiary as of 30 June 2007


Carl Zeiss Meditec Iberia S.A., Madrid, Spain
7.2%
Carl Zeiss Surgical Inc., Dublin, USA
21.5%
Carl Zeiss Surgical GmbH, Oberkochen, Germany
21.3%
Carl Zeiss Meditec France S.A.S., Le Pecq, France
7.4%
Carl Zeiss Meditec Vertriebsgesellschaft mbH, Jena, Germany
7.8%
Carl Zeiss Meditec AG Jena, Germany
8.2%
Carl Zeiss Meditec Inc., Dublin, USA
22.7%
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan
3.9%

### 11. Employees

As of 30 June 2007 the Carl Zeiss Meditec Group employed a worldwide workforce of 1,917 (previous year: 1,317). The year-on-year increase in the number of employees is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 30 June 2007


Management Board, commercial sector and administration 7.4%
Research and development 15.9%
Product management 2.0%
Service 17.8%
4.5% Quality management
27.4% Production
25.0% Sales and marketing

Page
6 1. Business development
6 1. Executive summary
6 2. Structure of the financial statements
7 3. Development of revenue
10 4. Net asset position
14 5. Financial position
16 6. Earnings position
18 7 Research and development
20 8. Events of particular significance
20 9. Events after the balance sheet date
21 10 Orders on hand
21 11. Employees
22 12. Outlook
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

## 12. Outlook

The growth trend in the first nine months has shown us that the strategic direction we have taken is the right one. We are aiming to expand our market and technology leadership in future and have set ourselves the following key objectives for the financial year:

1. We will further intensify our research and development activities. We will expand our offering of solutions in ophthalmology, ophthalmic surgery and neuro-/ENT surgery – as announced – by way of the new product launches planned for this calendar year. We expect the simultaneous streamlining and the thus inherent optimisation of the Ioltech product portfolio by the end of financial year 2006/2007 to make an increasing contribution to improving profitability in future.
2. Another priority for us is to strengthen our global sales presence. We would like to be able to respond even better to the needs of our customers and therefore gear our sales organisations consistently to our existing customer segments. The latest example of this is the bundling of our sales activities in Germany in Carl Zeiss Meditec Vertriebsgesellschaft mbH.

We also plan in future to continue reinforcing organic growth through meaningful external company acquisitions. We observe the market and, thanks to our current liquidity situation, we are in a position to react quickly when opportunities arise, without losing sight of our goal of having to justify the cost of an acquisition by its future earnings potential.

For financial year 2006/2007 we are forecasting revenue growth at least in line with the average growth of the markets in which we operate. We also expect Carl Zeiss Meditec's profitability (without the one-off Notal effect) to improve to at least the level of the previous year.

## 2. Directors' Holdings and Directors' Dealings

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

| | | No. of Carl Zeiss Meditec shares (30 June 2007) |
|---|---|---|
| *a) Management Board* | | |
| Ulrich Krauss | Shares | 1,250 |
| Bernd Hirsch | Shares | 3,750 |
| James L. Taylor | Shares | - |
| *b) Supervisory Board* | | |
| Dr. Michael Kaschke | Shares | 6,500 |
| Alexander von Witzleben[8] | Shares | 1,094 |
| Dr. Dieter Kurz | Shares | - |
| Dr. Markus Guthoff | Shares | 1,900 |
| Franz-Jörg Stündel | Shares | 787 |
| Wilhelm Burmeister | Shares | 1,267 |
| *c) Company* | | |
| Carl Zeiss Meditec AG | Shares | - |

**Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first nine months of 2006/2007**

In the first nine months of 2006/2007 members of the Management Board and Supervisory Board executed securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

On 30 October 2006, Bernd Hirsch (Member of the Management Board) sold 500 shares with a total value of € 7,495 and acquired 500 shares with a value of € 6,885 on 2 November 2006.

In the first nine months of 2006/2007 Carl Zeiss Meditec implemented a capital increase with subscription rights as part of the acquisition of Carl Zeiss Surgical. Although the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*) does not clearly specify whether the exercise and sale of subscription rights constitute notifiable securities transactions, all relevant transactions by the Company's executive bodies were treated as such. The Deputy Chairman of the Supervisory Board, Alexander von Witzleben and Dr. Markus Guthoff (Supervisory Board member) did not participate in the capital increase with subscription rights and sold all of their subscription rights. The Chairman of the Supervisory Board, Dr. Michael Kaschke, and Franz-Jörg Stündel (Supervisory Board member) only exercised part of their subscription rights. Subscription rights not exercised were sold. The members of the Management Board Ulrich Krauss and Bernd Hirsch and the Supervisory Board member Wilhelm Burmeister exercised their subscription rights in full as part of the capital increase. The details of these transactions can be inspected on the website of Carl Zeiss Meditec at the address below.

8 Member of the Supervisory Board until 31 May 2007 inclusive

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6 1. Business development
23 2. Directors' Holdings and Directors' Dealings
24 3. Shareholder structure

The details of all securities transactions conducted by members of the Management Board and Supervisory Board were published immediately after their disclosure on the Company's website at www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings in accordance with the legal requirements of Section 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*).

## 3. Shareholder structure

Figure 11: Shareholder structure (as of 30 June 2007)

| | |
|---|---|
| ■ Carl Zeiss AG | 65.0% |
| Management Board and Supervisory Board of Carl Zeiss Meditec AG | <0.1% |
| Carl Zeiss Meditec AG | 0.0% |
| Free float, thereof:<br>about 70% institutional investors[9]<br>approx. 30% private investors | 35.0% |
| Share capital (€ 81,309,610, consisting of 81,309,610 no-par value shares) | 100% |



On 5 March 2007, Threadneedle Asset Management Limited, London, U.K. announced in their own name and in the name of its holding companies Threadneedle Asset Management Holdings Limited, London, U.K. and Ameriprise Financial Inc., Minneapolis, U.S., that their proportion of voting rights in Carl Zeiss Meditec on 2 March 2007 had passed the 3% threshold and that their proportion on that day reached 3.008% (equivalent to 2,445,603 voting rights).

OppenheimerFunds, Inc., Centennial, Colorado, USA, informed us on 25 May 2007 that its share of the voting rights in Carl Zeiss Meditec AG, Jena, Germany, fell below the threshold of 3% on 22 May 2007. The share of the voting rights in Carl Zeiss Meditec AG now held by OppenheimerFunds, Inc. amounts to 2.82% (equivalent to 2,289,679 shares).

9 Source: LionShares and own research

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# Consolidated income statement (IFRS) 01.10.2006 – 30.06.2007

| € '000 | 3rd Quarter 2006/2007 | 3rd Quarter 2005/2006 | 9 Months 2006/2007 | 9 Months 2005/2006 |
|---|---|---|---|---|
| | 01.04.2007 – 30.06.2007 | 01.04.2006 – 30.06.2006 | 01.10.2006 – 30.06.2007 | 01.10.2005 – 30.06.2006 |
| **Revenue** | **135,507** | **94,481** | **417,582** | **286,737** |
| Cost of goods sold | (63,847) | (48,508) | (201,043) | (150,220) |
| **Gross profit** | **71,660** | **45,973** | **216,539** | **136,517** |
| Selling and marketing expenses | (33,912) | (19,167) | (98,180) | (57,091) |
| General and administrative expenses | (7,287) | (6,229) | (24,951) | (16,241) |
| Research and development expenses | (14,597) | (9,337) | (44,270) | (28,583) |
| Other income | 3 | 81 | 339 | 261 |
| Other expenses | (118) | - | (237) | - |
| Foreign currency gains/(losses), net | 5 | 237 | (493) | 201 |
| *Earnings before interests, income taxes, depreciation and amortisation* | *18,761* | *14,194* | *57,746* | *43,016* |
| *Depreciation and amortisation* | *(3,007)* | *(2,636)* | *(8,999)* | *(7,952)* |
| **Earnings before interests and income taxes** | **15,754** | **11,558** | **48,747** | **35,064** |
| Interest income | 2,460 | 643 | 6,680 | 1,717 |
| Interest expenses | (1,311) | (863) | (4,282) | (2,573) |
| Other financial result | 296 | (1,646) | 911 | (1,646) |
| **Earnings before income taxes** | **17,199** | **9,692** | **52,056** | **32,562** |
| Income tax expenses | (5,892) | (2,309) | (19,874) | (11,484) |
| **Net income** | **11,307** | **7,383** | **32,182** | **21,078** |
| Attributable to: | | | | |
| Shareholders of the parent company | 11,318 | 7,259 | 31,028 | 19,174 |
| Minority interest | (11) | 124 | 1,154 | 1,904 |
| **Profit per share, attributable to the shareholders of the parent company in the current financial year (€):** | | | | |
| **- Basic** | **0.14** | **0.22** | **0.41** | **0.59** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# **Consolidated balance sheet (IFRS)** as of 30.06.2007

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| € '000 | 30.06.2007 | 30.09.2006 |
|---|---|---|
| **ASSETS** | | |
| Goodwill | 104,254 | 101,380 |
| Intangible assets | 22,327 | 25,665 |
| Property, plant and equipment | 31,051 | 29,865 |
| Investments | 362 | 362 |
| Deferred tax assets | 32,116 | 17,800 |
| Noncurrent trade receivables | 1,630 | - |
| Other noncurrent assets | 579 | 25 |
| **Total noncurrent assets** | **192,319** | **175,097** |
| Inventories | 109,277 | 56,345 |
| Trade receivables | 87,026 | 58,693 |
| Accounts receivable from related parties | 20,039 | 7,162 |
| Treasury receivables | 53,352 | 32,340 |
| Tax refund claims | 1,686 | - |
| Other current assets | 11,809 | 6,480 |
| Securities | 206 | - |
| Restricted cash | - | 4,685 |
| Cash and cash equivalents | 216,599 | 46,638 |
| **Total current assets** | **499,994** | **212,343** |
| | | |
| **Total assets** | **692,313** | **387,440** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

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| € '000 | 30.06.2007 | 30.09.2006 |
|---|---|---|
| **LIABILITIES AND EQUITY** | | |
| Share capital | 81,310 | 32,524 |
| Capital reserve | 314,407 | 141,909 |
| Retained earnings | 79,675 | 60,579 |
| Gains and losses recognised directly in equity | (17,414) | (11,922) |
| **Equity before minority interest** | 457,978 | 223,090 |
| Minority interest | 8,885 | 10,083 |
| **Total equity** | **466,863** | **233,173** |
| Provisions for pensions and similar commitments | 13,464 | 1,784 |
| Other noncurrent provisions | 4,934 | 745 |
| Noncurrent financial liabilities | 13,659 | 24,729 |
| Noncurrent leasing liabilities | 20,774 | 22,708 |
| Other noncurrent liabilities | 3,392 | 2,401 |
| Deferred tax liabilities | 8,525 | 7,121 |
| **Total noncurrent liabilities** | **64,748** | **59,488** |
| Current provisions | 29,169 | 20,096 |
| Current accrued liabilities | 35,342 | 14,111 |
| Current financial liabilities | 343 | 18 |
| Current portion of noncurrent financial liabilities | 10,512 | 1,152 |
| Current portion of noncurrent leasing liabilities | 980 | 1,012 |
| Trade payables | 25,300 | 15,362 |
| Current income tax liabilities | 9,904 | 9,059 |
| Accounts payable to related parties | 9,059 | 11,876 |
| Treasury payables | 18,150 | 9,484 |
| Other current liabilities | 21,943 | 12,609 |
| **Total current liabilities** | **160,702** | **94,779** |
| **Total liabilities** | **692,313** | **387,440** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# **Consolidated cash flow statement (IFRS)** 01.10.2006 – 30.06.2007



| € '000 | 9 Months 2006/2007<br>01.10.2006 – 30.06.2007 | 9 Months 2005/2006<br>01.10.2005 – 30.06.2006 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| **Net income** | **32,182** | **21,078** |
| Adjustments to reconcile net income to net cash provided by/(used in) operating activities: | | |
| Income tax expenses | 19,874 | 11,484 |
| Interest income/expenses/other financial result | (2,398) | 856 |
| Depreciation and amortisation | 8,999 | 7,952 |
| Impairment of financial assets | - | 1,646 |
| Gains/losses on disposal of property, plant and equipment | 385 | 85 |
| Interest and dividends received | 6,684 | 1,627 |
| Interest paid | (3,116) | (2,687) |
| Income tax reimbursement | 497 | - |
| Income taxes paid | (23,560) | (12,758) |
| Changes in working capital: | | |
| Trade receivables | 2,507 | (3,623) |
| Inventories | (20,750) | (10,126) |
| Other assets | (602) | 491 |
| Trade payables | (2,172) | (2,700) |
| Provisions and financial liabilities | 2,181 | 6,889 |
| Other liabilities | 4,955 | 1,260 |
| Total adjustments | (6,516) | 396 |
| **Net cash provided by operating activities** | **25,666** | **21,474** |
| **Cash flows from investing activities:** | | |
| Change of restricted cash | 4,685 | - |
| Investment in property, plant and equipment | (4,801) | (3,969) |
| Investment in intangible assets | (641) | (167) |
| Investment in plan assets pension fund | (845) | - |
| Proceeds from sale of property, plant and equipment | 92 | - |
| Repayment of loans | - | 250 |
| Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares | 649 | - |
| Acquisition of Carl Zeiss S.A., Spain | (3,756) | - |
| Acquisition of medical technology distribution organisation in France | - | (850) |
| Acquisition of consolidated companies, net of cash acquired (2006/2007: Ioltech: € 5,096 thsd., 2005/2006: LDT: € 140 thsd., Ioltech: € 74 thsd.) | (5,096) | (214) |
| **Net cash used in investing activities** | **(9,713)** | **(4,950)** |
| **Cash flows from financing activities:** | | |
| Repayments of noncurrent financial liabilities | (195) | (143) |
| Repayments from current loans from related parties | (1,802) | (2,890) |
| Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan | 5,275 | - |
| (Increase)/decrease in treasury receivables | 3,198 | 1,168 |
| Increase/(decrease) in treasury payables | (5,870) | - |
| Change of leasing liabilities | (723) | (802) |
| Proceeds from a capital increase (net) | 167,948 | - |
| Dividend payments to minority shareholders of Carl Zeiss Meditec Co. Ltd. (Japan) | - | (2,020) |
| Dividend payments to shareholders of Carl Zeiss Meditec AG | (11,383) | (5,204) |
| Acquisition of treasury shares | - | (268) |
| **Net cash provided by/(used in) financing activities** | **155,448** | **(10,159)** |
| Effect of exchange rate fluctuation on cash and cash equivalents | (1,440) | (1,488) |
| **Net increase/(decrease) in cash** | **169,961** | **4,877** |
| Cash and cash equivalents, beginning of reporting period | 46,638 | 50,003 |
| **Cash and cash equivalents, end of reporting period** | **216,599** | **54,880** |

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements.

# Consolidated statement of changes in equity (IFRS)

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| € '000 | Share capital | Capital reserve | Retained earnings | Gains and losses recognised directly in equity | Treasury shares | Equity before minority interest | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|
| **As of 01.10.2005** | **32,524** | **141,909** | **39,904** | **(8,924)** | **(4)** | **205,409** | **13,804** | **219,213** |
| Net income | - | - | 26,688 | - | - | 26,688 | 3,016 | 29,704 |
| Dividend payments | - | - | (5,204) | - | - | (5,204) | (2,020) | (7,224) |
| Issuance of treasury shares to employees | - | - | - | - | 4 | 4 | - | 4 |
| Foreign currency translation | - | - | - | (2,996) | - | (2,996) | (514) | (3,510) |
| Changes in the reporting entity | - | - | (809) | (2) | - | (811) | (4,203) | (5,014) |
| **As of 30.09.2006** | **32,524** | **141,909** | **60,579** | **(11,922)** | **-** | **223,090** | **10,083** | **233,173** |
| Net income | - | - | 31,028 | - | - | 31,028 | 1,154 | 32,182 |
| Dividend payments | | | (11,383) | - | - | (11,383) | - | (11,383) |
| Capital increase against cash consideration | 17,286 | 153,258 | - | - | - | 170,544 | - | 170,544 |
| Fair value measurement of available-for-sale financial assets | - | - | - | (52) | - | (52) | - | (52) |
| Foreign currency translation | - | - | - | (5,433) | - | (5,433) | (840) | (6,273) |
| Changes in the reporting entity | 31,500 | 19,240 | (549) | (7) | - | 50,184 | (1,512) | 48,672 |
| **As of 30.06.2007** | **81,310** | **314,407** | **79,675** | **(17,414)** | **-** | **457,978** | **8,885** | **466,863** |

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

# Notes to the consolidated interim financial statements

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33 2. Notes to the consolidated income statement
34 3. Other disclosures
35 4. Events of particular significance
35 5. Events after the balance sheet date

## 1. General information

### a) Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2006 in accordance with the International Financial Reporting Standards, as they are to be applied in the EU and as applicable on that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

### b) Accounting and valuation methods

The accounting and valuation policies applied for the interim financial statements as of 30 June 2007 correspond to those used in the consolidated financial statements for financial year 2005/2006 with the exceptions detailed below. A detailed description of these methods was published in the notes to the consolidated financials statements as of 30 September 2006.

During the first-time consolidation of Carl Zeiss Surgical, securities classified according to IAS 39 as *available for sale* were carried for the first time. These are initially and subsequently valued at their *fair value*. Changes to the fair value are taken directly to equity under the item "Gains and losses recognised directly in equity".

### c) Recent pronouncements on accounting principles

The IASB has issued the following standards, interpretations and revisions for existing standards. Application of these is not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of schedule:

**IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions"**
The International Financial Reporting Interpretations Committee (IFRIC) published interpretation IFRIC 11 on 2 November 2006. This interpretation answers the question of how the provisions of IFRS 2 are to be applied for share-based remuneration agreements that include the company's own equity instruments or equity instruments for another company in the same group. IFRIC 11 is applicable for the first time for financial years beginning on or after 1 March 2007.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2007/2008.

**IFRIC 12 "Service Concession Arrangements"**
The International Financial Reporting Interpretations Committee (IFRIC) published IFRIC 12 on 30 November 2006. According to IFRIC 12, service concessions are agreements in which the public sector concludes agreements with private companies that are geared towards fulfilling public duties, e.g., building roads, airports, prisons, etc. The public sector retains control of the assets. In contrast, the private company is responsible for the construction, operation and maintenance. IFRIC 12 clarifies the issue of how the private company should account for the rights and obligations arising from these agreements.

IFRIC 12 is applicable for the first time for financial years beginning on or after 1 January 2008. The interpretation does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

**IFRS 8 "Operating segments"**
The IASB published IFRS 8 on 30 November 2006. IFRS 8 will replace the previous standard IAS 14 "Segment Reporting" and bring the existing regulations into line with US GAAP.

IFRS 8 includes, in particular, reporting on the growth of the segments' business based on a management approach. Operating segments are deemed to be parts of a company for which the operating result is regularly monitored by a chief operating decision maker, and which are used when making decisions on the allocation of resources and controlling income, and for which separate financial information is available.

In addition, the information required in the notes has been expanded. IFRS 8 is effective for financial years beginning on or after 1 January 2009. Earlier use is permitted.

The application of IFRS 8 can lead to changes in the composition of Carl Zeiss Meditec's segments; from today's perspective, however, these changes will not be material. Additional information in the notes will also be required.

**IAS 23 "Borrowing Costs"**
On 29 March, the IASB published a revised version of IAS 23 "Outside Capital Costs". The revision mainly involves the elimination of the option to record outside capital costs for certain assets as an expense. The amendments to IAS 23 are effective for financial years beginning on or after 1 January 2009.

The revision of IAS 23 does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

**IFRIC 13 "Customer Loyalty Programmes"**
The International Financial Reporting Interpretations Committee (IFRIC) published IFRIC 13 on 28 June 2006. IFRIC 13 addresses accounting by entities that grant loyalty award credits, such as loyalty points or air miles to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

According to IFRIC 13, an entity shall allocate some of the proceeds of the initial sale to the award credits as a liability (its obligation to provide the awards). The entity may recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. It may fulfil its obligations either by supplying the awards itself or by engaging (and paying) a third party to do so.

IFRIC 13 is applicable for the first time for financial years beginning on or after 1 July 2008. The interpretation does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

**d) Changes in the reporting entity**

**Carl Zeiss S.A., Madrid, Spain**
With effect from 1 October 2006, Carl Zeiss Meditec AG acquired all shares in Carl Zeiss S.A., Madrid, Spain. This company, which now operates under the name Carl Zeiss Meditec Iberia S.A., was previously Carl Zeiss Meditec's distribution partner in Spain for devices and systems. Carl Zeiss Meditec markets its products directly in Spain; it also intends to use this acquisition to strengthen and expand its position in this market. To prepare for the transaction, prior to the acquisition of Carl Zeiss S.A. by Carl Zeiss Meditec, the assets and liabilities of the former profit centre Industrielle Messtechnik (IMT) were sold to the newly formed company Carl Zeiss IMT Iberia S.L. at their carrying amounts.

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33 2. Notes to the consolidated income statement
34 3. Other disclosures
35 4. Events of particular significance
35 5. Events after the balance sheet date

The following table breaks down the purchase price for the acquisition of Carl Zeiss Meditec Iberia S.A.:

Table 1 (Figures in € '000)

| | |
|---|---|
| **Total purchase price** | **3,761** |
| Acquired net assets | (3,212) |
| Amount paid in excess of the carrying amount | 549 |

The total purchase price was paid in full in the first quarter of financial year 2006/2007 (€ 3,761 thousand).

This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. In line with the accounting method used by Carl Zeiss Meditec, the transaction is carried at the prior carrying amounts. Consequently, it does not give rise to any goodwill. The purchase price paid in excess of the net carrying amounts of the acquired assets is offset against equity.

**Carl Zeiss Surgical**

After the Thuringian Higher Regional Court overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to acquire Carl Zeiss Surgical GmbH, Oberkochen, and Carl Zeiss Surgical Inc., Dublin, USA (hereinafter referred to as the "Carl Zeiss Surgical Group"). In addition to its existing activities in the market for ophthalmology and surgery, the acquisition of Carl Zeiss Surgical gives Carl Zeiss Meditec another focal point in the market for Neuro-/ENT surgery. In the Company's estimation, both these markets are positively influenced by demographic, macroeconomic and technological trends and promise attractive growth rates long term.

Financing for the acquisition of Carl Zeiss Surgical was provided by a capital increase against consideration in kind, in which Carl Zeiss AG, Oberkochen, and Carl Zeiss Inc., Thornwood, USA acquired 25,426,038 (Carl Zeiss AG) and 6,074,256 (Carl Zeiss Inc.) new shares of Carl Zeiss Meditec AG at a subscription price of € 10.10 per share by exercising their subscription rights. In return, Carl Zeiss AG and Carl Zeiss Inc. transferred their respective 100% interests in the subsidiaries Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to Carl Zeiss Meditec AG. The transfer of the holdings took economic effect from 1 October 2006 and included all associated rights, including any profits not yet distributed. Since no dividend was distributed to the investing companies Carl Zeiss AG and Carl Zeiss Inc. for financial year 2005/2006, in economic terms this constitutes a share contribution as of 1 October 2005. The implementation of the corresponding capital increase was entered in the commercial register of Jena Local Court on 26 October 2006. The date of first-time consolidation in the Carl Zeiss Meditec Group was set at 1 November 2006.

The following table provides a breakdown of the purchase price for Carl Zeiss Surgical:

Table 2 (Figures in € '000)

| | |
|---|---|
| **Value of the contribution in kind** | **318,153** |
| Acquired net assets | (50,740) |
| Difference | 267,413 |

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The acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. is carried as a transaction under common control, as all of the companies involved are majority-owned by Carl Zeiss AG. According to the accounting method used by Carl Zeiss Meditec, the acquired assets and liabilities are carried at their prior carrying amounts. Accordingly, no hidden reserves or charges are disclosed. The difference between the value of Carl Zeiss Surgical and the net assets acquired is offset against the capital reserve. Thus, this transaction does not give rise to any goodwill.

**Ioltech S.R.L., Milan, Italy**
Since 1 February 2007 the company Ioltech Italia S.R.L., Milan, Italy is no longer consolidated, as it has been disposed of. This does not give rise to any significant effects for the Group's net asset position, financial position or earnings.

**Carl Zeiss Meditec Vertriebsgesellschaft mbH, Germany**
With effect from 1 April 2007, Carl Zeiss Meditec combined its sales and marketing activities in Germany in the subsidiary Carl Zeiss Meditec Vertriebsgesellschaft mbH, Jena. This company will now provide uniform management of sales within Germany for diagnosis and treatment systems in ophthalmology, for implants ('intraocular lenses') and for visualisation solutions in Neuro- and ENT surgery.

This transaction between subsidiaries did not have any effects on the consolidated financial statements.

## 2. Notes to the consolidated income statement

### a) Segment reporting
The segment reporting for the reporting period is as follows:

Table 3 (Figures in € '000)

| Revenue | 3rd Quarter 2006/2007 | 3rd Quarter 2005/2006 | 9 Months 2006/2007 | 9 Months 2005/2006 |
|---|---|---|---|---|
| Germany | 89,823 | 39,213 | 247,739 | 109,868 |
| USA | 58,928 | 47,274 | 184,560 | 146,610 |
| Japan | 9,708 | 9,495 | 39,803 | 43,239 |
| Rest of Europe | 25,859 | 20,505 | 74,134 | 47,659 |
| Eliminations | (48,811) | (22,006) | (128,654) | (60,639) |
| **Consolidated revenue** | **135,507** | **94,481** | **417,582** | **286,737** |

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30 1. General information
33 2. Notes to the consolidated income statement
34 3. Other disclosures
35 4. Events of particular significance
35 5. Events after the balance sheet date

Table 4 (Figures in € '000)

| Earnings before interest and taxes | 3rd Quarter 2006/2007 | 3rd Quarter 2005/2006 | 9 Months 2006/2007 | 9 Months 2005/2006 |
|---|---|---|---|---|
| Germany | 13,200 | 4,007 | 34,397 | 9,079 |
| USA | 2,587 | 5,252 | 10,668 | 18,127 |
| Japan | 36 | (457) | 3,931 | 5,284 |
| Rest of Europe | 1,653 | 3,941 | 3,944 | 6,761 |
| Eliminations | (1,722) | (1,185) | (4,193) | (4,187) |
| **Consolidated revenue** | **15,754** | **11,558** | **48,747** | **35,064** |

Revenues and operating income/losses are allocated according to the location of the subsidiary that generates the revenues or operating income/loss.

**b) Related party disclosures**

Revenue amounting to € 95,634 thousand (previous year: € 53,456 thousand) resulted from the relations with related parties in the reporting period 2006/2007. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

**c) Other financial results**

Other financial results in the current financial year primarily incorporate the anticipated earnings from plan assets relating to the pension obligations transferred to the trust association. In the last financial year this item included valuation adjustments on financial assets.

## 3. Other disclosures

**a) Litigation and arbitration proceedings**

The known legal dispute, which has been ongoing for some time, between Carl Zeiss Meditec Inc., a subsidiary of Carl Zeiss Meditec AG, and Notal Vision Inc., relating to an allegedly unfulfilled minimum acceptance duty as part of a distribution agreement has been decided in favour of Notal Vision Inc. by a U.S. arbitration tribunal. The result was liability for damages, which led in the 2nd quarter of the current financial year to a corresponding one-off EBIT effect amounting to € 2.8 million. This resulted in a one-off negative effect of € 2.1 million after taxes in the 9-month period of the current financial year.

## 4. Events of particular significance

### a) Capital increase

In line with the capital increase against cash and contributions in kind resolved by the ordinary general meeting on 10 March 2006 and entered in the commercial register on 26 October 2006, the share capital of Carl Zeiss Meditec AG increased by € 48,785,766 in the period under review from € 32,523,844 to € 81,309,610 through the issue of 48,785,766 no-par value shares, each representing a proportional interest in the share capital of € 1. Carl Zeiss AG and Carl Zeiss Inc. together subscribed to a total of 31,500,294 shares against contribution of, in each case, a 100% interest in Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc., respectively, as a contribution in kind. The remaining 17,285,472 no-par value shares were offered to the shareholders for cash at a subscription price of € 10.10 per share; this resulted in a further 235,668 new shares being allocated to Carl Zeiss AG. The cash capital increase resulted in net proceeds of € 170,544 thousand. This comprises gross proceeds totalling € 174,583 thousand and issuing costs (after taxes) of € 4,039 thousand.

The new shares were admitted for trading by way of a resolution of the Frankfurt Stock Exchange on 2 November 2006 and were included in the existing listing from 9 November 2006.

### b) Ioltech squeeze out

With effect from 15 November 2006, Carl Zeiss Meditec acquired 100% of the shares in Ioltech S.A. The remaining minority shareholders were excluded by means of a squeeze out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. The acquisition costs for the remaining shares totalled € 5,096 thousand. This transaction resulted in goodwill totalling € 3,577 thousand. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006.

## 5. Events after the balance sheet date

### a) Merger of US companies

With effect from 1 July 2007, Carl Zeiss Meditec merged its companies in the United States: Carl Zeiss Surgical Inc. was merged with Carl Zeiss Meditec Inc., resulting in the transfer of all assets and liabilities of Carl Zeiss Surgical Inc. to Carl Zeiss Meditec Inc. at their respective net book values. Carl Zeiss Meditec's existing activities in the United States in the ophthalmology market and the market for Neuro-/ENT surgery will now be managed uniformly under the umbrella of Carl Zeiss Meditec Inc. This transaction between subsidiaries does not have any effect on the consolidated financial statements.

# Glossary

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## Finances

**Capex**
Abbreviation for "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i.e., investments in property, plant and equipment in the reporting period in relation to consolidated sales for the same period

**Cash flow from operating activities**
Also: Operative cash flow

Shows the net change in the company's cash and cash equivalents resulting from operating activities and is thus and indicator of the financial strength arising from this

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital

**DSO**
Abbreviation for "Days of sales outstanding"

Number of days that customers take to pay an invoice

**EBIT**
Abbreviation for "Earnings before interest and taxes"

**EBITDA**
Abbreviation for "Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life

**EMEA**
Abbreviation for "Europe, Middle East and Africa"

Term to describe the economic area Europe, composed of Western and Eastern Europe, the Middle East and Africa

**Earnings per share**
Indicates the consolidated earnings per share that were generated

Calculation: Consolidated net income divided by the weighted average number of outstanding shares in the reporting period

**IFRS**
Abbreviation for "International Financial Reporting Standards", until 2001: "International Accounting Standards" or "IAS")

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

According to Art. 62 German Stock Exchange Regulations (*Börsenordnung, BörsO*), companies in Germany that are listed on the official or regulated market with extended admission criteria (*Prime Standard*), must prepare consolidated financial statements according to IFRS or US GAAP

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## Technical terms

**AMD**
Abbreviation for "Age-related Macular Degeneration"

Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision.

Most common cause of age-related blindness in industrialised countries

**Glaucoma**
Ophthalmic disease that leads to restriction of the field of vision, often caused by increased ocular pressure;

Second most common cause of blindness in industrialised countries

**Ear, nose and throat surgery**
Abbreviation: "ENT surgery"
Also: Otolaryngology

Medical field concerned with the recognition and surgical treatment of diseases, injuries, malformation and malfunction in the entire head and neck zone

**Humphrey® Field Analyzer**
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis

**IOL**
Abbreviation for "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

**IOLMaster®**
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery

**Cataract**
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly

**MEL 80™**
Laser for fast and accurate treatment of vision defects (refractive errors)

**Neurosurgery**
Medical field concerned with the recognition and surgical treatment of diseases, injuries and malformation of the central nervous system (brain, spinal cord, peripheral nerves)

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**OPMI® Pentero®**
Unique surgical microscope for neuro- and spinal surgery for accurate intraoperative imaging of diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated in a surgical microscope for the first time provide considerably more protection for the patient.

**Stratus OCT™**
Diagnostic system for examining the structure of the fundus (e.g. for the early diagnosis of glaucoma and other serious ophthalmic diseases)

**VISUCAM^PRO NM™**
Innovative fundus camera that enables the fundus of the eye to be examined in minute detail without using mydriatics to dilate the pupils

## Important financial dates and contact information

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Table: Financial calendar

| Date | Financial year 2006/2007 |
| --- | --- |
| 12 December 2007 | Publication of Annual Financial Statements 2006/2007 |
| 12 December 2007 | Analysts' Conference, Frankfurt am Main. |

The nine Month Report 2006/2007 of Carl Zeiss Meditec AG was published in German and English.

Both versions and the key figures of this report are available for downloading from the following address: www.meditec.zeiss.com/ir

Carl Zeiss Meditec AG
Jens Brajer
Phone: +49 36 41 22 01 05
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler
Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
PROFIL PR & Werbeagentur GmbH, Erfurt, Germany, www.profilpr.de

Translation services by:
Herold Fachübersetzungen, Bad Vilbel, Germany, www.herold-biz.de

Printed in Germany 8/2007.
Printed on environment-friendly paper bleached in a chlorine-free process.

**Carl Zeiss Meditec AG**
Goeschwitzer Str. 51-52
07745 Jena
Germany

Phone: +49 (0) 36 41 2 20-1 15
Fax: +49 (0) 36 41 2 20-1 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir

END